KB

Uf 3-13-02

UNITED STATES
[redacted]AND EXCHANGE COMMISSION
[redacted]shington D.C. 20549

02019606

L AUDITED REPORT
ORM X-17A-5
PART III

SEC File Number
8- 51111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
WH Trading, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use ~~P.O. Box~~ No.):
30 S. Wacker Drive, Suite 1120
(No. and Street)

RECD S.E.C.
MAR 07 2002

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William Hobert	(312) 906-7384
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

3/21/02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **William Hobert**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **WH Trading, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(Filed as Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Independent Auditors' Report

To the Members
W.H. Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of W.H. Trading, L.L.C. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W.H. Trading, L.L.C. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 31, 2002

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Assets	
Cash	$ 3,046,378
Due from clearing broker	22,666,116
Marketable securities and options	7,816,540
Other receivables	118,015
Exchange membership at cost (Fair market value at $415,000)	322,804
Property and equipment (net of accumulated depreciation and amortization of $47,544)	45,497
Deposit with clearing organization	10,000
Security Deposit	6,950
TOTAL ASSETS	$ 34,032,300

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Marketable securities sold, but not yet purchased	$ 12,911,335
Accrued expenses	2,002,954
Total Liabilities	14,914,289
Members' Equity	19,118,011
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 34,032,300

See notes to financial statements.

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

W.H. Trading, L.L.C. ("The Company") is a broker-dealer organized as a limited liability company, acting principally as a market maker in options at the Chicago Board Options Exchange at the Chicago Mercantile Exchange using securities and futures. All transactions are cleared through another broker-dealer clearing firm.

On September 30, 1998, the Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The Company's operating agreement expires on December 31, 2035. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and futures transactions are also recorded on a trade date basis. All marketable securities and options are valued at market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for hedging trading positions include futures and options. Unrealized gains or losses resulting from such hedges are marked-to-market and recorded in trading revenues.

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets. These lives are as follows:

Furniture and office equipment	5-7 years
Computer equipment	5 years
Leasehold improvements	39 years

Maintenance and repairs are expensed when incurred. Expenditures for major additions and improvements are capitalized and subsequently depreciated/amortized. When equipment is sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income.

Income and Expense Recognition

Commission revenues, when present, and expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected to be treated as a Partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company is liable for state replacement taxes.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 2 – MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold not yet purchased, consist of stocks, futures, and options with a market value, at December 31, 2001:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ -	$ 2,510,875
Options	7,816,540	6,812,340
Futures, open trade equity, net of option liquidation value	-	3,588,120
	$ 7,816,540	$ 12,911,335

NOTE 3 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Board Options Exchange.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital, as defined, of $13,007,006, and required net capital, as defined, of $133,530 resulting in excess net capital of $12,873,476. The Company's respective ratio of aggregate indebtedness to net capital was .15 to 1.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments, principally exchange-traded options. These off-balance-sheet financial instruments are used to conduct trading activities and manage market risks and, therefore, are subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 5 – EXCHANGE MEMBERSHIP

On June 27, 2001, the Company purchased an exchange membership seat in the Chicago Board of Trade ("CBOT") for $322,804 on behalf of one of its members. Concurrent with this purchase, the member assigned their interest in the membership seat to the Company. The exchange membership seat in the CBOT is carried at historical cost. At December 31, 2001, the fair market value of the membership seat approximated $415,000.

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office facilities and equipment under month-to-month leases. Total rent expense for the year ended December 31, 2001 for facilities and equipment approximated $64,000.

W.H. TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 7 – PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan for the benefit of its eligible employees, as defined by the plan. Contributions to the plan are at the discretion of management. For the year ended December 31, 2001, the Company made $171,137 of contributions to the plan.

NOTE 8 – BUY/SELL AGREEMENT

On October 22, 2001, the three members of the Company entered into a buy/sell agreement effective only in the event of the death of one of the members. The agreement specifies the Company to purchase life insurance equal to 150% of the value of each member's equity interest in the Company.

During the year, the Company purchased term life insurance polices for each of the three members with a face amount $2,250,000, $750,000 and $750,000, respectively.

At December 31, 2001, the equity interest of each of the members approximated $12,206,000, $3,550,000, and $3,370,000, which contingently obligates the Company upon the death of a member, to buy out the unfunded portion of the member's interest in the amount net of insurance of $9,706,000, $2,800,000, and $2,620,000.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities cleared primarily through one broker-dealer. In the event its clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the broker-dealer. It is the Company's policy to periodically review the broker's creditworthiness.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceeds the amount of federal insurance provided on such deposits. These deposits may be redeemed upon demand and, therefore, bear minimal risk.